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Exhibit 12.1

Reckson Operating Partnership, L.P
Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

        The following table sets forth the calculation of the Reckson Operating Partnership's consolidated ratios of earnings to fixed charges for the periods shown (amounts in thousands):

	Years Ended December 31,
	2012	2011	2010	2009	2008
		As Adjusted	As Adjusted	As Adjusted	As Adjusted
Income from continuing operations before noncontrolling interests and fixed charges	$166,031	$168,459	$171,843	$152,798	$197,136

Fixed Charges:
Interest	$107,005	$80,894	$69,353	$67,007	$84,788
Rent expense	15,679	14,292	14,356	14,484	14,659
Capitalized interest	—	—	—	54	(480)
Amortization of debt issuance costs	5,712	1,837	684	455	109

Total fixed charges	$128,396	$97,023	$84,393	$82,000	$99,076

Ratio of earnings to fixed charges	1.29	1.74	2.04	1.86	1.99

        The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income or loss from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures and (loss) gain on early extinguishment of debt, excluding gains or losses from sale of property. With respect to Reckson Operating Partnership, L.P., fixed charges consist of interest expense including the amortization of debt issuance costs and rental expense deemed to represent interest expense.

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  Exhibit 12.1
Reckson Operating Partnership, L.P Ratios of Earnings to Fixed Charges (Dollars in Thousands)